October 4, 2012

VIA EXPRESS DELIVERY AND EDGAR

Mr. Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Invesco Ltd.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011
FORM 10-Q FOR THE PERIODS ENDED JUNE 30, 2012
RESPONSE LETTER DATED JULY 17, 2012
FILE NUMBER: 1-13908

Dear Mr. Decker:

This letter sets forth the additional information requested of Invesco Ltd. (the “Company”) from Mr. Jeffrey Gordon. Mr. Gordon requested the December 31, 2010 condensed consolidating Guarantor balance sheet in the same format as that which we provided in Appendix 2 of our response letter dated July 17, 2012.

The Company is filing, via EDGAR, this letter setting forth this additional information.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 4, 2012
Mr. Rufus Decker

Guarantor Condensed Consolidating Balance Sheets

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
As of December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	12.4	725.9	1.1	1.1	—	740.5
Cash and cash equivalents of consolidated investment products	—	636.7	—	—	—	636.7
Unsettled fund receivables	—	513.4	—	—	—	513.4
Accounts receivable	100.5	324.2	—	—	—	424.7
Accounts receivable of consolidated investment products	—	158.8	—	—	—	158.8
Investments	7.4	269.5	—	31.9	—	308.8
Prepaid assets	9.6	54.4	—	—	—	64.0
Other current assets	39.6	68.0	6.0	0.7	(12.5)	101.8
Deferred tax asset, net	14.6	15.8	—	—	—	30.4
Assets held for policyholders	—	1,295.4	—	—	—	1,295.4
Intercompany receivables	9.3	6.1	147.2	—	(162.6)	—
Total current assets	193.4	4,068.2	154.3	33.7	(175.1)	4,274.5
Non-current assets:
Investments	35.3	125.0	1.7	2.4	—	164.4
Investments of consolidated investment products	—	7,206.0	—	—	—	7,206.0
Security deposit assets and receivables	—	146.3	—	—	—	146.3
Other non-current assets	2.8	14.8	2.8	0.5	—	20.9
Deferred sales commissions	12.2	30.0	—	—	—	42.2
Property and equipment, net	122.9	149.5	—	—	—	272.4
Intangible assets, net	393.9	943.3	—	—	—	1,337.2
Goodwill	2,322.9	4,216.5	440.8	—	—	6,980.2
Intercompany receivables	311.1	1,760.4	573.6	—	(2,645.1)	—
Investment in subsidiaries	1,333.8	5.5	4,766.1	8,400.6	(14,506.0)	—
Total non-current assets	4,534.9	14,597.3	5,785.0	8,403.5	(17,151.1)	16,169.6
Total assets	4,728.3	18,665.5	5,939.3	8,437.2	(17,326.2)	20,444.1
LIABILITIES AND EQUITY
Current liabilities:
Unsettled fund payables	—	504.8	—	—	—	504.8
Income taxes payable	—	84.7	—	—	(12.5)	72.2
Other current liabilities	120.9	774.5	9.6	0.7	—	905.7
Other current liabilities of consolidated investment products	—	486.4	—	—	—	486.4
Policyholder payables	—	1,295.4	—	—	—	1,295.4
Intercompany payables	—	—	7.7	154.9	(162.6)	—
Total current liabilities	120.9	3,145.8	17.3	155.6	(175.1)	3,264.5
Non-current liabilities:
Long-term debt	570.0	—	745.7	—	—	1,315.7
Long-term debt of consolidated investment products	—	5,865.4	—	—	—	5,865.4
Deferred tax liabilities, net	10.1	218.9	—	—	—	229.0
Security deposits payable	—	146.3	—	—	—	146.3
Other non-current liabilities	27.0	235.3	—	—	—	262.3
Intercompany payables	1,620.2	316.9	691.0	17.0	(2,645.1)	—
Total non-current liabilities	2,227.3	6,782.8	1,436.7	17.0	(2,645.1)	7,818.7
Total liabilities	2,348.2	9,928.6	1,454.0	172.6	(2,820.2)	11,083.2
Equity:
Total equity attributable to common shareholders	2,380.1	7,640.6	4,485.3	8,264.6	(14,506.0)	8,264.6
Equity attributable to noncontrolling interests in consolidated entities	—	1,096.3	—	—	—	1,096.3
Total equity	2,380.1	8,736.9	4,485.3	8,264.6	(14,506.0)	9,360.9
Total liabilities and equity	4,728.3	18,665.5	5,939.3	8,437.2	(17,326.2)	20,444.1

October 4, 2012
Mr. Rufus Decker

If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

Very truly yours,

/s/ Loren M. Starr
Loren M. Starr

cc:	Ernst & Young LLP